

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2014

Mark Elliott
Chief Executive Officer
Logical Choice Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

> **Re:** **Logical Choice Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted November 12, 2014**
> **CIK No. 0001624512**

Dear Mr. Elliott:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. It appears that you intend to conduct this offering on a firm commitment basis. Please provide all of the disclosure required by Item 508 of Regulation S-K in your next amendment, including the identity of the underwriter(s), or provide a full explanation of why the information cannot be included at this time.

2. Please provide all Regulation S-K disclosure required by Form S-1. We note, for example, that you have entirely omitted the disclosures required by Items 402 and 505 of Regulation S-K.

Explanatory Note, page 1

3.   Please revise to remove the implication that you do not know what assumptions about general economic growth you used when preparing your internal forecasts.

Special Note Regarding Forward-Looking Statements, page 2

4.   Please note that neither Section 27A of the Securities Act of 1933 nor Section 21E of the Securities Exchange Act of 1934 apply to initial public offerings. Please revise to remove references to these statutes.

Prospectus Summary, page 3

5.   Please provide a discussion of your current business and a brief history of your operations prior to the proposed transactions involving Genesis, Boxlight and Globisens.

6.   Please tell us why you believe it is appropriate to include pro forma line item financial results in your summary, in light of the complex nature of the structure of and accounting for your anticipated acquisitions.

7.   Please revise your summary so that it is clear what portion of the discussion covers your present business and what portion relates to your proposed acquisitions. Make similar revisions throughout.

8.   Please revise the second-to-last paragraph on page 3 to specify, if material, the percentage of revenues accounted for on a consolidated basis by Boxlight's contract manufacturing for brand-name equipment suppliers.

Our History and Proposed Acquisitions, page 6

9.   Please revise to clarify, if true, that the shares to be issued in the transactions conducted with Genesis, Boxlight, and Globisens will be unregistered. If so, please also provide your analyses of the Securities Act exemptions applicable to each step of the transactions.

10.   Please clarify whether the closings of the Genesis, Boxlight and Globisens transactions are dependent upon each other.

11.   Please clarify whether the four former members of Genesis were issued 1,000,000 shares of your company's Series B Preferred Stock upon filing of this registration statement or if the shares will be issued only upon completion of the offering.

12.   Please consider providing a graphical representation of your proposed post transaction structure, to the extent that you believe it will aid an investor in understanding your proposed business.

13.   We note throughout the filing that you refer to the acquisition of Boxlight and you also refer to the same transaction as the acquisition of Everest Display Inc. In order to provide greater clarity to the reader, please revise the filing throughout to consistently refer to this transaction in the same manner, either as the acquisition of Boxlight or as the acquisition of Everest Display.

Acquisition of Boxlight, page 7

14.   Please disclose the performance or milestone which provides the basis for the issuance of 1,028,000 bonus shares. In addition, please identify the recipients of the bonus shares.

Our Corporate Information, page 8

15.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

16.   We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please revise the filing to disclose your election as to the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards.

We operate in a highly competitive industry, page 11

17.   Please tell us how you determined which competitors to name in your prospectus. In this regard, please note that we do not consider name recognition to be a sufficient basis for identifying a customer in your prospectus.

Our future sales of interactive displays in developed markets…, page 13

18.   Please reconcile your disclosure that market saturation may have already occurred with your disclosure elsewhere in the prospectus regarding expanding market opportunities. Make revisions throughout the prospectus, as appropriate.

Our suppliers may not be able to supply…, page 13

19.   Please expand your disclosure in the appropriate section to discuss the material terms of your supply agreements, such as duration of the agreements and the ability to terminate the agreements. Also, clarify which suppliers have not delivered components in a timely manner. In addition, clarify whether the difficulties with these suppliers has been resolved.

An affiliate is in liquidation, page 15

20. Please provide us with your analysis as to why the liquidation process will not impact the contribution of assets (i.e., shares) to your company by Vert Capital Corporation and/or outstanding credit agreements involving Vert Capital, its affiliates and the company. In addition, quantify the potential creditor claims if possible.

Risks Related to our Foreign Operations, page 15

21. Please tell us what consideration you have given to describing risks specific to Chinese and Israeli operations, in light of your planned acquisition of operations in those countries.

Capitalization, page 24

22. Please reconcile your disclosure of your historical shares outstanding as of June 30, 2014 to LCC's historical shares outstanding on page F-72.

Unaudited Pro Forma Combined Financial Statements, page 26
Notes to Unaudited Pro Forma Combined Financial Statements, page 30

23. Please explain to us why you have not reflected any pro forma adjustments to reflect the tax impact of the pro forma adjustments.

24. We note from pages 27 and 28 that you have 27,191,493 of pro forma weighted average common shares outstanding for the year ended December 31, 2013 and six months ended June 30, 2014. Please revise your filing to disclose how you determined the pro forma weighted average number of common shares outstanding for the aforementioned periods.

(2) Stock Option Expense, page 30

25. We note that you have taken the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options. Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

(3) Amortization of Intangible Assets, page 31

26. Please refer to adjustments (3) and (4). Please revise your filing to explain in more detail how you determined that each of your patents, customer lists and customer relationship

intangible assets have a useful life of ten years. Within your discussion, please clarify what you mean by "consumer awareness" and what other economic factors you considered in making this determination. Please also revise your disclosures to clarify how "customer relationships" and "customer lists" represent separate identifiable intangible assets.

(6) Purchase Price Allocation, page 32

27.   Please revise your filing to explain in more detail how you determined that your stock offering price is $1.34 price per share.

28.   We note that you plan to account for the acquisition of Everest Display Inc. using the acquisition method of accounting and considered Logical Choice Corporation to be the acquiring entity. Please provide us with your detailed analysis of all of the factors noted in FASB ASC 805-10-55-11 through 805-10-55-15 in determining the accounting acquirer. In connection with this analysis, please also tell us whether any Everest Display shareholders are related parties to Logical Choice or Vert Capital.

29.   We note that you will account for your acquisition of Genesis using the acquisition method of accounting. We note that Genesis is owned by Vert Capital Corp., which is also your primary stockholder. Please provide us with your detailed analysis of the relevant accounting literature that supports your proposed accounting for the transaction. Explain to us how you considered the fact that LCC and Genesis appear to be entities under common control in determining the proper accounting for the proposed transaction. Refer to the guidance in paragraphs FASB ASC Topic 805-50-5-5 and 50-25-2.

(7) Issuance of Common Shares in Exchange of Shares of Companies Acquired, page 32

30.   We note you are issuing 17,190,000 shares in connection with the proposed transactions. In order to enhance an investor's understanding, please revise your filing to describe how you determined the amount of shares to be issued for each of these planned transactions.

(8) Cash Received from IPO, page 32

31.   Please explain to us why you are including the assumed net offering proceeds within your pro forma financial statements. Please also explain how you determined that the net offering proceeds would be $13 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

32.   We note here and throughout the filing that you included non-GAAP measures entitled "pro forma EBITDA" and "pro forma adjusted EBITDA" for the year ended December 31, 2012. However, you have not provided the required reconciliation of these measures

to the most directly comparable measure calculated in accordance with GAAP for the year ended December 31, 2012. Please revise to include the disclosures required by Item 10(e) of Regulation S-K or to remove these non-GAAP measures from your filing.

33. We note that your discussion throughout Management's Discussion and Analysis is based on the unaudited pro forma financial statements that give effect to the acquisitions of Everest Display, Genesis and Globisens and includes the year ended December 31, 2012. We further note that you have properly not presented pro forma financial statements for that period in accordance with Rule 8-05 of Regulation S-X. Please explain to us in greater detail why you believe it is appropriate to present MD&A based on pro forma results for the year ended December 31, 2012 when such pro forma financial statements are not included in the filing. Otherwise, revise your filing to only discuss the pro forma financial results for the year ended December 31, 2013 and the six months ended June 30, 2014 and 2013.

Business, page 46

34. Please substantially revise this section to separately provide the information required by Item 101(a) of Regulation S-K for your company and for each of your proposed acquisition candidates. Your revised disclosure should distinguish between your existing business (including, for example, your current product offerings, historical development, property, intellectual property and employees) and that of your acquisition targets.

35. Please provide, where appropriate, an expanded discussion of your integration strategy.

Competition, page 56

36. Please provide an expanded discussion of the competitive landscape. Your discussion should address similar products on the market, market penetration and alternative competing technologies, if any.

Principal Stockholders, page 62

37. The text of footnote (2) does not seem to relate to the holdings of Mr. Henry Nance. Please revise or advise.

Everest Display, Inc.
Audited Financial Statements, page F-15
Note 1. Nature of Operations, Basis of Presentation and Accounting Policies, page F-20
-Revenue Recognition, page F-6

38. We note from page 6 and throughout the filing that you use resellers and distributors to sell your product. Please revise your disclosures to describe the key terms of your sales arrangements for each of the products or groups of similar products you sell. Please also

separately describe these arrangements including any special pricing incentives, rights of return or other post-shipment obligations that may exist in these arrangements. Explain at what point in the earnings process you recognize revenue and tell us how you meet the criteria in SAB Topic 13 to recognize revenue at that point.

Note 10. Commitment and Contingencies, page F-13

39.   We note your disclosures related to your trademark agreement with Mr. Myers including an amendment that you entered into in October 2014. Please explain to us why you have included a $250,000 intangible, net of accumulated amortization and a corresponding liability of $250,000 in your consolidated balance sheet. Explain how an amendment in October 2014 impacted your financial statements as of and for the year ended December 31, 2013. Cite the accounting literature relied upon and how you applied it your situation.

Globisens Ltd.
Audited Financial Statements, page F-42
Report of Independent Public Accounting Firm, page F-42

40.   Please have your independent accountants revise its audit report to reference the Statements of Operations and Comprehensive Income and Statement of Changes in equity for the years ended December 31, 2013 and 2012 that is included in the filing on page F-44. Refer to the guidance in paragraph 8 of AU Section 508.

Note 8. Commitments and Pledges, page F-52

41.   We note that you have entered into an agreement with an insurance company for indemnity damages incurred due to a failure of customer debt repayment. Please revise the filing to provide more details regarding this commitment, including any amounts recorded in your financial statements and how you are accounting for this agreement.

Genesis Collaboration, LLC, page F-55
Audited Financial Statements, page F-62
Note 1. Organization and Significant Accounting Policies, page F-67
-Revenue Recognition, page F-68

42.   We note from page 6 and throughout the filing that you use resellers and distributors to sell your product. Please revise your filing to explain the key terms of your sales arrangements for each of the products or groups of similar products you sell. Please also separately describe these arrangements including any special pricing incentives, rights of return or other post-shipment obligations that may exist in these arrangements. Explain at what point in the earnings process you recognize revenue and tell us how you meet the criteria in SAB Topic 13 to recognize revenue at that point.

Exhibit 23

43.   We note that your independent accountants consented to the use of their audit report dated October 2014 with respect to Globisens Ltd.'s consolidated financial statements for the years ended December 31, 2013 and 2012 and for the six month period ended June 30, 2014. However, we do not see where the filing includes an audit report related to the six month period ended June 30, 2014. Prior to requesting effectiveness, please have your independent accountant revise its consent to refer to the proper audit report date (October 31, 2014) and also to only refer to the reports included in the filing.

Exhibit Index

44.   Please explain why you have included lengthy legal text under Exhibit number 3.3. Is this text an attempt to revise rights that security-holders have in your charter or under federal securities laws? Please revise or advise.

45.   Please file all material agreements, including contract manufacturing agreements.

        You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or me at 202-551-3412 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director